
ALLSTATE(Reg. TM) RIGHTFIT/SM/

ALLSTATE LIFE INSURANCE COMPANY
P.O. BOX 660191
DALLAS, TX 75266-0191
TELEPHONE NUMBER: 1-800-203-0068

FAX NUMBER: 1-866-628-1006                              PROSPECTUS DATED MARCH
                                                        8, 2012




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Allstate Life Insurance Company ("Allstate Life") is offering the Allstate(Reg.
TM) RightFit/SM/, a group and individual single premium deferred indexed linked annuity contract. This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.


This prospectus is not your Contract, although this prospectus provides a description of all of your Contract's material features, benefits, rights and obligations. The description of the Contract's material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus in accordance with the Contract, those changes will be described in a supplement to this prospectus and the supplement will become a part of this prospectus.
You should carefully read this prospectus in conjunction with any applicable supplements before purchasing or taking any other action under your Contract.

The Contracts are available through Allstate Distributors, L.L.C., the principal underwriter for the Contracts.




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             THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
             THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE
             ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL
             CRIME.
             THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT HAVE RELATIONSHIPS
             WITH BANKS OR OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER,
             THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS
   IMPORTANT
             OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT
             RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.
    NOTICES
             THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH
             OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY
             INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS
             OTHER THAN AS CONTAINED IN THIS PROSPECTUS.
             THE CONTRACTS ARE NOT FDIC INSURED.
             THE CONTRACTS MAY NOT BE AVAILABLE IN ALL STATES.
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                                 1  PROSPECTUS

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TABLE OF CONTENTS
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                                                         PAGE
OVERVIEW
     Important Terms                                       4
     What is Allstate RightFit/SM/?                        4
     The Contract at a Glance                              4
     Risk Factors                                          6
     How the Contract Works                                7
CONTRACT FEATURES
     The Contract                                          9
          Contract Owner                                   9
          Annuitant                                        9
          Beneficiary                                      9
          Assignment                                      10
          Written Requests and Forms in Good Order        10
          Modification of the Contract                    10
     Purchasing the Contract                              10
          Purchase Payment                                10
          Issue Date                                      10
          Credit Enhancement                              11
          Allocation of the Purchase Payment              11
          Trial Examination Period                        11
     Contract Values                                      11
          Maturity Value                                  11
          Investment Option Maturity Value                12
          Interim Value                                   12
          Investment Option Interim Value                 12
          Access Account Value                            13
     Accumulation Phase                                   14
          Investment Option Period                        14
          Investment Options                              14
          Access Account Period                           15
          Performance                                     15
          Index                                           15
          How We Apply Performance                        16
          Transfers                                       17
          Bailout Provision                               17


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                                                         PAGE
     Access to Your Money                                 17
          Preferred Withdrawal Amount                     18
          Withdrawal Amounts in Excess of the
          Preferred Withdrawal Amount                     18
          Withdrawals during the Access Account
          Period                                          18
          Net or Gross Withdrawals                        18
          Systematic Withdrawal Program                   18
          Required Minimum Distributions                  19
          Postponement of Payments                        19
          Minimum Value                                   19
     Expenses                                             19
          Withdrawal Charge                               19
          Premium Taxes                                   21
     Payout Phase                                         21
          Payout Phase                                    21
          Payout Start Date                               21
          Amount Applied to Your Income Plan              22
          Income Plans                                    22
          Income Payments                                 22
          Certain Employee Benefit Plans                  23
     Payments Upon Death                                  23
          Death of Owner                                  23
          Death of Annuitant                              24
          Death Proceeds                                  24
OTHER INFORMATION
     More Information                                     25
          Allstate Life                                   25
          The Contract                                    25
          Annuities Held within a Qualified Plan          26
          Legal Matters                                   26
     Taxes                                                26
          Taxation of Allstate Life Insurance Company     26
          Taxation of Fixed Annuities in General          26
          Income Tax Withholding                          29
          Tax Qualified Contracts                         29
     Annual Reports and Other Documents                   32
     Annual Statements                                    33
     Appendix A - Determination of Interim Value
     Including Calculation of Fair Value Index            34
     Appendix B - Determination of Values with
     Withdrawals                                          34
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                                2   PROSPECTUS
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IMPORTANT TERMS
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This prospectus uses a number of important terms with which you may not be familiar. The index below identifies the page that defines each term. Each term will appear in bold italics on the page on which it is first defined.






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
                                                     PAGE
Access Account Anniversary                            11
Access Account Period                                 15
Access Account Value                                  13
Access Account Year                                   11
Accumulation Phase                                     7
Adjustment for the change in the Fair Value Index     12
Allstate Life                                          4
Annuitant                                              9
Bailout Provision                                     17
Beneficiary                                            9
Contract Anniversary                                  11
Contract                                               4
Contract Maturity Date                                21
Contract Owner                                         4
Contract Year                                         11
Credit Enhancement                                    11
Death Proceeds                                        23
Due Proof of Death                                    24
Fair Value Index                                      12
Income Plan                                           22
Index                                                 15
Interim Value                                         12


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
                                                     PAGE
Investment Option Interim Value                       12
Investment Option Maturity Value                      12
Investment Option Period                              14
Investment Options                                    14
Issue Date                                             7
Maturity Value                                        11
Maximum Access Account Performance Rate                4
Maximum Investment Performance Rate                    4
Minimum Access Account Performance Rate                4
Minimum Investment Performance Rate                    4
Payout Phase                                           8
Payout Start Date                                      7
Performance                                           15
Preferred Withdrawal Amount                           18
Purchase Payment                                      10
Right to Cancel                                       11
SEC                                                    1
Systematic Withdrawal Program                         18
Tax Qualified Contracts                               29
Trial Examination Period                              11
Withdrawal Request Amount                             18
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                                3   PROSPECTUS
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WHAT IS ALLSTATE(Reg. TM) RIGHTFIT/SM/?
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Allstate(Reg. TM) RightFit/SM/ is a single premium deferred indexed linked annuity contract (CONTRACT) issued by Allstate Life Insurance Company. It provides investment options allowing you to balance a level of protection and growth potential, up to a ceiling, in your investment portfolio.

During the Investment Option Period you allocate the single Purchase Payment into one or more Investment Options with differing levels of risk/return profiles. The Performance for each Investment Option is linked to a specified index and calculated on a daily basis. Your Performance may be positive, zero or negative, it is possible for you to lose a portion of the Purchase Payment invested in the Contract.

At the end of the Investment Option Period, the values in your Investment
Options are transferred to a single account, which allows you to withdraw some or all of your money at any time without incurring any Withdrawal Charges or Adjustments for the change in the Fair Value Index. You may remain in the Access Account until the contract maturity date.



THE CONTRACT AT A GLANCE
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PRELIMINARY NOTE REGARDING TERMS USED IN THE PROSPECTUS


Here are some important terms you should understand before you go any further:

o The "Contract" is the Allstate(Reg. TM) RightFit/SM/ annuity contract described in this prospectus.

o "We," "Us," "Our," and "ALLSTATE LIFE" mean Allstate Life Insurance Company.

o "You," "Your," "Owner," and "CONTRACT OWNER" mean the person(s) who purchased the Allstate(Reg. TM) RightFit/SM/ annuity contract.


The following is a snapshot of the Contract. It is intended to provide a basic overview of how the Contract functions. To fully understand the Contract you should read the entire prospectus.




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CONTRACT TYPE            Single Premium Deferred Indexed Linked Annuity contract offering 5, 7 and
                         10 year Investment Option Periods.
PURCHASE PAYMENT         The minimum Purchase Payment is $10,000.
RIGHT TO CANCEL          You may cancel your Contract within 10 days of receipt or any longer period as the state in which your Contract is issued may require. Upon cancellation, we will return your Interim Value or other value as the state in which your
                         Contract is issued may require less the amount of any Credit Enhancement and any withdrawals.
PHASES OF THE CONTRACT   The Contract has two Phases:
                         o The Accumulation Phase, during which your performance rates are applied to your Purchase Payment. The Accumulation Phase includes the
                         Investment Option Period, and the Access Account Period; and
                         o The Payout Phase, during which you receive payments under an Income
                         Plan.
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                                4  PROSPECTUS
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PERFORMANCE                Each Investment Option and the Access Account will have an individual rate of Performance.

                           While the Performance applied to your Contract is based on the amount of increase or decrease of a specified index, Performance is also defined by a minimum performance rate and a maximum performance rate.

                           The MINIMUM INVESTMENT PERFORMANCE RATE and the MINIMUM ACCESS
                           ACCOUNT PERFORMANCE RATE are collectively referred to as the "Floor"
                           throughout this prospectus. It is the lowest rate of performance that can be applied to your Contract in a Contract Year.

                           The MAXIMUM INVESTMENT PERFORMANCE RATE and the MAXIMUM ACCESS
                           ACCOUNT PERFORMANCE RATE are collectively referred to as the "Ceiling"
                           throughout this prospectus. It is the highest rate of performance that can be applied to your Contract in a Contract Year.
INVESTMENT OPTION PERIOD   The first period of the Accumulation Phase may be 5, 7, or 10 years in length, based on the Investment Option Period you select as shown on your Annuity
                           Data Page. After the Issue Date, you can not change the length of the
                           Investment Option Period.

                           During the Investment Option Period:
                           o you participate in the performance of the Index, as shown on your
                           Annuity Data Page, through the Investment Options you choose.
                           o Your performance may be positive, negative or zero
                           o You may withdraw 10% of your contract value without incurring a withdrawal charge
                           o You may reallocate your money among the Investment Options
                           o Withdrawals in excess of the Preferred Withdrawal Amount may incur
                           Withdrawal Charges and an Adjustment for the Change in the Fair Value
                           Index.
INVESTMENT OPTIONS         Three Investment Options are currently offered. The Investment Options are designed to provide a combination of a level of protection against market declines ("Floor") and growth potential up to a ceiling ("Ceiling").

                           You select the Investment Option(s) with the risk/reward profile you want, and allocate your Purchase Payment among them to give each Investment
                           Option the weight it should bear in your overall investment strategy for the
                           Contract.

                           On each Contract Anniversary during the Investment Option Period you may choose to reallocate your money from one or more Investment Options to any available Investment Option within your Investment Option Period.
BAILOUT PROVISION          If the Ceiling for an Investment Option is set below the Bailout Rate shown on your Annuity Data Page, the Bailout Provision allows you to withdraw some or all of your Maturity Value from that Investment Option, during a specified period, without a Withdrawal Charge or Adjustment for the change in the Fair Value Index.
TRANSFERS                  On each Contract Anniversary during the Investment Option Period, you may transfer value from any Investment Option into other available
                           Investment Options. This allows you to adjust the weight each Investment
                           Option bears in your overall investment strategy for your Contract.
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                                5  PROSPECTUS
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ACCESS ACCOUNT PERIOD         The second period in the Accumulation Phase that runs from the expiration of the Investment Option Period until the Payout Start Date.

                              During the Access Account Period;
                              o you participate in the performance of the Index, as shown on your
                              Annuity Data Page, through your Access Account
                              o your performance may be positive or zero
                              o you may withdraw some or all of your money without incurring any
                              Withdrawal Charges or Adjustments for the Changes in the Fair Value
                              Index.
ACCESS ACCOUNT                The Access Account is a liquid Account.
WITHDRAWALS                   You may withdraw some or all of your money at any time prior to your
                              Payout Start Date. For a withdrawal taken during the Investment Option
                              Period in excess of the Preferred Withdrawal Amount, a Withdrawal Charge
                              and an Adjustment for the change in the Fair Value Index may apply.
PREFERRED WITHDRAWAL AMOUNT   During each Contract Year during the Investment Option Period, you may withdraw up to 10% of your Maturity Value without incurring any
                              Withdrawal Charges or Adjustments for the change in the Fair Value Index.
WITHDRAWAL CHARGE             A percentage charge applied to withdrawals in excess of the Preferred
                              Withdrawal Amount during the Investment Option Period. See "Expenses -
                              Withdrawal Charge"
WITHDRAWAL CHARGE WAIVERS     Withdrawal Charges will be waived for:
                              o withdrawals taken to satisfy IRS required minimum distribution rules;
                              o withdrawals that qualify for a waiver included in an endorsement to your
                              Contract, such as:
                              o Inability to perform Activities of Daily Living;
                              o Confinement in Long Term Care Facility or Hospital;
                              o Terminal Illness;
                              o Unemployment.
INCOME PLAN                   Currently, we offer a Life Income with Guaranteed Payment Period Income
                              Plan. Your Guaranteed Payment Period may range from 0 to 240 months. If the Annuitant is age 90 or older on the Payout Start Date, the Guaranteed
                              Period may range from 60 to 240 months.
DEATH PROCEEDS                If you, or the Annuitant (if the Contract Owner is a non-natural person), die before the Payout Start Date, we will pay the Death Proceeds equal to the greatest of :
                              o Maturity Value, less taxes; or
                              o Interim Value, less Withdrawal Charges and taxes; or
                              o Purchase Payment, adjusted in the same proportion as the Interim Value is reduced upon a partial withdrawal, less any Credit Enhancement and taxes.


* In certain states, a Contract is available only as a group Contract. In these states, we issued you a certificate that represents your ownership and summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates unless the context requires otherwise.






                                 6  PROSPECTUS
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RISK FACTORS
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DETERMINING WHETHER THIS CONTRACT IS RIGHT FOR YOU



It is important to understand the purpose of the Contract. The Contract is a long-term investment designed to provide you with a way to balance a level of protection and growth potential, up to a ceiling, in your investment portfolio.



With the Allstate(Reg. TM) RightFit/SM/ Annuity, you may allocate your Purchase Payment among one or more broad categories of risk and growth, called Investment Options. Each Investment Option allows for growth potential relative to the risk of loss. So, if you select the Investment Option with the highest potential for growth, then you will also receive the smallest amount of protection against loss and will, therefore, have a greater risk of losing your principal. Based on the Index and the Investment Options you choose your rate of performance applied each Contract Year may be positive, zero or negative.


The Contract is also designed to provide certain benefits throughout the life of the Contract. For example, you will have access to a specified percentage of your money without a deduction for charges or adjustments, you may apply your money to an Income Plan and begin receiving scheduled income payments, or your Beneficiaries may receive payments if you die before the end of the Contract.

There are several important factors for you to consider when determining whether the Contract is suited to your needs.

     LIMITS ON POTENTIAL GROWTH

  The Contract provides for a Ceiling, the maximum performance rate that will be applied to your money each Contract Year. This means that even if the Index performs at a rate above the Ceiling for your selected Investment Option(s), the highest performance rate that will be applied to your Contract each Contract Year will equal the Ceiling. Therefore, it is possible that you may invest in other annuities (or other types of investments) that experience higher growth, depending on how the market performs, than the Investment Option that you selected. In addition, you should understand that we may change the Ceiling each year.

     YOU DO NOT CONTROL YOUR SPECIFIC INVESTMENT CHOICES

  When you purchase the Contract, you may only select from the available Investment Options. You cannot select the exact investment securities in which your money is invested. Further, you do not own the securities in which we have invested your Purchase Payment.

     RESTRICTIONS ON THE TIMING AND AMOUNT OF WITHDRAWALS

  During the Investment Option Period, the Contract provides for a limited free access to your money, called the Preferred Withdrawal Amount. If you need to make a withdrawal before the expiration of your Investment Option Period or withdraw an amount that is greater than the Preferred Withdrawal Amount for your Contract, you may be subject to Withdrawal Charges and adjustments based on changes in the Fair Value Index. Withdrawal Charges and adjustments based on changes in the Fair Value Index may decrease the amount that is payable to you.

     RISK OF LOSS


  The Contract offers different levels of protection by providing a Floor, the minimum performance rate that will be applied, for each Investment Option each Contract Year. However, it is important to understand that some Investment Options may have a negative floor, and you may lose money invested in the Contract.


  In addition, any adjustments made to your Contract based on the change in the Fair Value Index, may result in a loss that is greater than the Floor for your Investment Options.

The above information is a general overview about some factors you should consider before purchasing the Contract. Because each individual's situation is unique, please review the entire prospectus and consult with your financial representative to determine whether the Allstate(Reg. TM) RightFit/SM/ Annuity is right for you.




                                 7  PROSPECTUS
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HOW THE CONTRACT WORKS
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The Contract works in three ways.



First, the Contract can help you (we assume you are the Contract Owner) save for retirement because you can invest in the Contract and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract ("ISSUE DATE") and continues until the "PAYOUT START DATE," which is the date we apply your money to an Income Plan. The Accumulation Phase includes two periods, the Investment Option Period and the Access Account Period. During the Investment Option Period, you participate in the performance of the Index through the Investment Options you choose. Every year on the Contract Anniversary you have the opportunity to reallocate your money among the Investment Options. At the end of the Investment Option Period, the values in your Investment Options are transferred to establish the Access Account. The Access Account is a liquid account which allows you to withdraw some or all of your money at any time without incurring any Withdrawal Charges or Adjustments for changes in the Fair Value Index. The Floor for the Access Account will never be less than 0.00%. The Access Account does not allow you to allocate money to the Investment Options. You may remain in the Access Account until the Contract Maturity Date. The gain or loss experienced each Contract Year by the Investment Options and the Access Account is defined by the applicable Floor and the applicable Ceiling. It is important to understand that we may increase or decrease the Ceiling each Contract Year.


Second, the Contract helps you balance a level of protection and growth potential up to a ceiling in your portfolio. You can choose from one or more of the broad categories of risk protection and growth potential offered.

Third, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years by applying the Contract's value to an income plan, described at "Payout Phase - Income Plans." You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last income payment required by the Income Plan you select. During the Payout Phase, we guarantee the amount of your payments, which will remain fixed. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.



[GRAPHIC APPEARS HERE]






As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if none, the Vested Beneficiary will exercise the rights and privileges provided by the Contract. See "The Contract." In addition, if you die before the Payout Start Date we will pay Death Proceeds to your Beneficiary. (See "Payments Upon Death.")

Please call us at 1-800-203-0068 if you have any questions about how the Contract works.


                                 8  PROSPECTUS
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THE CONTRACT
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CONTRACT OWNER

The Allstate(Reg. TM) RightFit/SM/ is a contract between you and Allstate Life, a life insurance company. As Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

o    the amount and timing of your withdrawals,

o    the programs you want to use to withdraw money,

o    the income payment plan you want to use to receive retirement income,

o the Annuitant (either yourself or someone else) on whose life the income payments will be based,

o the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the sole Contract Owner dies, and

o    any other rights that the Contract provides.

You may not change the Owner, unless the state in which your Contract was issued requires otherwise.

Any request to exercise ownership rights must be signed by all Owners.

If you die, any surviving Contract Owner or, if none, the Vested Beneficiary may exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-natural person and a natural person. No Contract Owner may be older than 80 on the Issue Date.

The Contract can also be purchased as an IRA. The endorsements required to qualify these annuities under the Internal Revenue Code of 1986, as amended, ("Code") may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract issued as an IRA, or with a qualified plan.


ANNUITANT
The ANNUITANT is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). The Contract requires that there be an Annuitant at all times during the Accumulation Phase and on the Payout Start Date. The Annuitant must be a natural person. The Annuitant may not be older than 80 on the Issue Date.

You initially designate an Annuitant in your application. If you do not name an Annuitant, you (or the youngest Contract Owner, if there is more than one Contract Owner) will be the Annuitant. If the Contract Owner is a natural person, you may request, in a form satisfactory to us, to change the Annuitant at any time prior to the Payout Start Date.

Once we accept your change request, any change will be effective on the date you sign the written request. We are not liable for any payment we make or other action we take before accepting any written request from you.


BENEFICIARY
A Beneficiary is the person(s) you designate to receive certain benefits under the Contract. You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may, in accordance with the terms of the Contract, first become the Vested Beneficiary if the sole Contract Owner dies before the Payout Start Date. If the sole Contract Owner dies on or after the Payout Start Date, the primary Beneficiary will receive any guaranteed income payments scheduled to continue. A contingent Beneficiary is the person selected by the Contract Owner who will exercise the rights of the primary Beneficiary if all named primary Beneficiaries die before the death of the sole Contract Owner.

Upon the death of the sole Contract Owner, a Beneficiary becomes a Vested Beneficiary and obtains certain rights in all or a share of the Death Proceeds.


You may change or add Beneficiaries at any time. We will provide a change of Beneficiary request form to be signed by you and filed with us. Until we receive your written request to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. Once we accept your change request, any change will be effective on the date you signed the written request. We are not liable for any payment we make or other action we take before accepting any written request from you. Accordingly, if you wish to change your Beneficiary, you should deliver your written request to us promptly.

If you did not name a Beneficiary, or if no named Beneficiary is living when the sole Contract Owner dies (unless otherwise provided in the Beneficiary designation), the new Beneficiary will be:

o your spouse (or person of equivalent legal status), or if he or she is no longer alive,

o    your surviving children equally, or if you have no surviving children,

o    your estate.

Children, as used in this prospectus, are natural and legally adopted children only, either minor or adult.

If more than one Beneficiary survives you, we will divide the Death Proceeds among the surviving Beneficiaries according to your most recent written instructions that we have accepted. If you have not given us written instructions in a form satisfactory to us, we will pay the Death Proceeds in equal amounts to the surviving Beneficiaries. If there is more than one Beneficiary in a class (E.G., more than one primary Beneficiary) and one of


                                 9   PROSPECTUS
the Beneficiaries predeceases the Contract Owner, the remaining Beneficiaries in that class will divide the deceased Beneficiary's share in proportion to the original share of the remaining Beneficiaries.

For purposes of the Contract, in determining whether a natural person, including a Contract Owner, primary Beneficiary, contingent Beneficiary, or Annuitant ("Natural Person A") has survived another natural person, including a Contract Owner, primary Beneficiary, contingent Beneficiary, or Annuitant ("Natural Person B"), Natural Person A must survive Natural Person B by at least 24 hours. Otherwise, Natural Person A will be conclusively deemed to have predeceased Natural Person B.


ASSIGNMENT
No Contract Owner has a right to assign any interest in a Contract as collateral or security for a loan, and we will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may otherwise assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by any assignment until you sign and file it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


WRITTEN REQUESTS AND FORMS IN GOOD ORDER
Written requests must include sufficient information and/ or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

Any financial request (I.E., a withdrawal request or a transfer request) that is received in good order and accepted by us by 3:00 PM Central Time on a business day will be processed on the same day we accept the request. If your financial request is accepted by us after 3:00 PM on a business day, we will process your request on the next business day.

A "business day" is each Monday through Friday that the New York Stock Exchange is open for business


MODIFICATION OF THE CONTRACT
Only an officer of Allstate Life may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law or except as otherwise permitted in the Contract. If a provision of the Contract is inconsistent with state law, we will follow state law.

PURCHASING THE CONTRACT
--------------------------------------------------------------------------------

PURCHASE PAYMENT

The PURCHASE PAYMENT is the amount you pay to purchase your Contract. The Allstate(Reg. TM) RightFit/SM/ is a single premium annuity that allows for only one Purchase Payment. Your Purchase Payment must be at least $10,000. Also, the total of all contracts and certificates you own that are issued by Allstate Life or any of our affiliates may not exceed $1 million, without our prior written approval. We reserve the right to reject any application or waive this limitation in our sole discretion.

Your Purchase Payment becomes part of our general account, which supports our insurance and annuity obligations. The general account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the general account, subject to applicable law. You do not share in the investment experience of the general account.

ISSUE DATE
We will issue your Contract on the first Wednesday following the day we receive the last portion of the Purchase Payment. If we receive that payment on a Wednesday, we will issue your Contract on the following Wednesday. If the relevant market is closed due to a scheduled market closure on the Wednesday when we would have issued the Contract, we will issue the Contract on the last day that the market is open preceding that scheduled market closure. If the relevant market is closed due to a disruption in the markets on the Wednesday when we would have issued the Contract, we will issue the Contract on the first Wednesday following the first day that the relevant market is open.

If you pay for the Contract by transferring or exchanging value from one or more sources (including transfers or exchanges from other annuities), we will not issue your


                                10   PROSPECTUS

Contract until after we have received the last transfer or exchange payment.

If you notify us, in a form satisfactory to us, that we will not receive a transfer or exchange from one or more sources, and your Purchase Payment is still at least $10,000, then we will issue your Contract on the first Wednesday following the date we receive notification of the change.

You will receive no ownership interest in the Contract or benefits under the Contract and no Purchase Payment will be applied to any Investment Option, until after we have received the last transfer or exchange payment and you have completed all other purchase requirements.


CREDIT ENHANCEMENT

We may offer a CREDIT ENHANCEMENT for new Contracts at our sole discretion. A Credit Enhancement is an increase to the value of your Contract. If a Credit Enhancement applies to your Contract, the amount of the Credit Enhancement will appear as a percentage of your Purchase Payment on your Annuity Data Page. On the Issue Date, a Credit Enhancement is added to your Purchase Payment. We neither predict nor guarantee when or if a Credit Enhancement will be offered. For current information about any Credit Enhancement please contact your financial representative or Allstate Life.


After the Issue Date, a Credit Enhancement will be considered as included in the Purchase Payment for all provisions contained in the Contract unless:

o You exercise your right to cancel the Contract during the Trial Examination Period; or


o The amount payable for Death Proceeds during the Investment Option Period or the Access Account Period is the adjusted Purchase Payment as described in "Death Proceeds".


ALLOCATION OF THE PURCHASE PAYMENT

On the application for the Contract, you select an Investment Option Period, and choose how to allocate your Purchase Payment to one or more Investment Options. On your Issue Date, your Purchase Payment is allocated to the Investment Option Period and the Investment Options as you specified on the application, unless we receive notification, in a form satisfactory to us, of any changes you would like to make before we have issued your Contract.

All allocations must be in whole percentages that total 100% or in whole dollars. If the allocation to any Investment Option is less than the Investment Option Minimum Allocation Requirement, as shown on the Annuity Data Page, we will re-allocate your Purchase Payment proportionately from the other Investment Options to meet the Investment Option Minimum Allocation Requirement.



TRIAL EXAMINATION PERIOD
You may cancel your Contract by providing us with written notice within the TRIAL EXAMINATION PERIOD, which is the 10 day period after you receive the Contract or such longer period as the state in which your Contract was issued may require. If you exercise this "RIGHT TO CANCEL", the Contract terminates and we will pay your Interim Value (or other value as the state in which your Contract is issued may require), less the amount of any Credit Enhancement and any withdrawals. If your Contract is an IRA under Code Section 408(b), we will refund the greater of the Interim Value or your Purchase Payment, each less the amount of any Credit Enhancement and any withdrawals.

CONTRACT VALUES
--------------------------------------------------------------------------------

Some more important terms that will help you understand the following sections of this prospectus.

o "CONTRACT ANNIVERSARY" is the anniversary of the Issue Date of the Contract.

o "CONTRACT YEAR" is a 365-day period (366 days for a leap year) beginning on the Issue Date and on each Contract Anniversary during the Investment Option Period.

o "ACCESS ACCOUNT ANNIVERSARY" is the anniversary of the date the Access Account is established.

o "ACCESS ACCOUNT YEAR" is a 365-day period (366 days for a leap year) beginning on the date the Access Account is established and on each Access Account Anniversary.


Several different values are calculated for the Contract. The timing and purpose of the various calculations are described below.



MATURITY VALUE

The MATURITY VALUE is the sum of the Investment Option Maturity Values (see below). The Maturity Value is calculated during the Investment Option Period.

The Maturity Value is used as a basis for calculating certain features of the Contract, including, but not limited to:

o    the Preferred Withdrawal Amount;

o    the Interim Value;

o    the RMD Withdrawal Amount, and;

o    certain Death Proceeds amounts.


                                11   PROSPECTUS

The Maturity Value is available as a cash value only at the end of the Investment Option Period.



INVESTMENT OPTION MATURITY VALUE

The INVESTMENT OPTION MATURITY VALUE is calculated daily during the Investment Option Period. The value is calculated in the same manner for all Investment Options by the following formula prior to any withdrawals on that date:



INVESTMENT OPTION MATURITY VALUE = A x (1+ B), WHERE
A   =   On the Issue Date, this amount equals the portion of the
        Purchase Payment allocated to that particular Investment Option.

        Thereafter, this amount equals the Investment Option Maturity
        Value as of the later of the Issue Date, the previous day on which a withdrawal was taken, or the beginning of the current Contract
        Year.

        If the valuation date is a Contract Anniversary, this amount equals the Investment Option Maturity Value as of the previous
        Contract Anniversary.
B   =   Investment Option Performance (as described in the
        "Performance" section)


INTERIM VALUE
The INTERIM VALUE is the sum of the Investment Option Interim Values. The Interim Value is calculated during the Investment Option Period.

The Interim Value is used to calculate certain features of the Contract, including, but not limited to:



o the amount available for withdrawals in excess of the Preferred Withdrawal Amount;

o    the amount applied to an Income Plan; and

o    certain Death Proceeds amounts.



INVESTMENT OPTION INTERIM VALUE

The INVESTMENT OPTION INTERIM VALUE is calculated daily during the Investment Option Period. The value is calculated in the same manner for all Investment Options by multiplying the Investment Option Maturity Value by the Adjustment for changes in the Fair Value Index using the following formula prior to any withdrawals on that date.






INVESTMENT OPTION INTERIM VALUE = A x (1+B) x C, WHERE
A   =   On the Issue Date, this amount equals the portion of the
        Purchase Payment allocated to that particular Investment
        Option.

        Thereafter this amount equals the Investment Option Maturity
        Value as of the later of the Issue Date, the previous day on which a withdrawal was taken, or the beginning of the current Contract
        Year.

        If the valuation date is a Contract Anniversary, this amount equals the Investment Option Maturity Value as of the previous
        Contract Anniversary.
B   =   Investment Option Performance, as described in the
        "Performance" section.
C   =   The Adjustment for changes in the Fair Value Index, calculated as ((1+D)/(1+E))/F/, where


D   =   The Fair Value Index, computed as of the Issue Date, based upon the U.S. Constant Maturity Treasury rate of a length
        corresponding to the applicable Investment Option Period you selected plus the Option Adjusted Spread of the Barclays Capital
        U.S. Corporate Investment Grade Index.
E   =   The Fair Value Index, computed as of the current date, based upon the U.S. Constant Maturity Treasury rate of a length
        corresponding to the applicable Investment Option Period you selected plus the Option Adjusted Spread of the Barclays Capital
        U.S. Corporate Investment Grade Index.
F   =   Number of whole and partial years from the current date until the end of the applicable Investment Option Period you selected.
        If E does not correspond to the length of an observed financial instrument as defined in the Fair Value Index, we will linearly interpolate based on the values of observed financial instruments, of maturities closest to F, to determine D and E above.


* An example of this calculation can be found in Appendix A.


The Investment Option Interim Value will not be greater than the Investment Option Maturity Value at the beginning of the Contract Year multiplied by (1 + the Ceiling); however, the Investment Option Interim Value may be less than the Investment Option Maturity Value at the beginning of the Contract Year multiplied by (1 + the Floor). In other words, a change in the Fair Value Index cannot increase your Investment Option Interim Value higher than the Investment Option Maturity Value would be increased by a Performance Rate equal to the Ceiling. However, a change in the Fair Value Index may decrease your Investment Option Interim Value lower than the Investment Option Maturity Value would be affected by a Performance Rate equal to the Floor.


The Investment Option Interim Value is applicable only during the Investment Option Period.


FAIR VALUE INDEX. A change in the FAIR VALUE INDEX will adjust the amount of your Investment Option Interim Value; this is referred to as the ADJUSTMENT FOR THE CHANGE IN THE FAIR VALUE INDEX. It may increase or decrease the amount available to apply to an Income Plan, as Death Proceeds, or upon surrender. The Fair Value Index and the the Adjustment for the change in the Fair Value Index are used only during the Investment Option Period.

All withdrawals are subject to Adjustments for the change in the Fair Value Index, unless expressly exempted. The following withdrawals are exempt from a change in the Fair Value Index:


o withdrawals you make to satisfy IRS minimum distribution rules for the Contract;

o withdrawals made within the Preferred Withdrawal Amount, described under "Expenses";

o    withdrawals made under the Bailout Option;


We calculate the Fair Value Index using the U.S. Constant Maturity Treasury rate with a length corresponding to the applicable Investment Option Period you selected plus the Option Adjusted Spread of the Fair Value Index and the Barclays Capital U.S.



                                12   PROSPECTUS

Corporate Investment Grade Index. The formula for calculating the fair Value Index and the Adjustment for the change in the Fair Value Index is set forth in the Contract Value section.

The Adjustment for the change in the Fair Value Index may be positive or negative, depending changes in the Fair Value Index from the Issue Date to the date we calculate the Investment Option Interim Value (see Appendix A). Generally, if the Fair Value Index on the Issue Date is lower than the current Fair Value Index on the date we calculate the Investment Option Interim Value, then the amount payable to you will decrease. Conversely, if the Fair Value Index on the Issue Date is higher than the current Fair Value Index on the date we calculate the Investment Option Interim Value, then the amount payable to you will increase.

For example, assume that you purchase a Contract and the Fair Value Index on the day you purchase the Contract is 4.50%. Assume that at the end of 3 years, you make a partial withdrawal in excess of the Preferred Withdrawal Amount. If, at that later time, the Fair Value Index is 4.00%, then the Adjustment for the change in the Fair Value Index will be positive, which will increase the amount payable to you. However, if the Fair Value Index is 5.00%, then the Adjustment for the change in the Fair Value Index will be negative, which will decrease the amount payable to you.

The Adjustment for the change in the Fair Value Index also depends upon the amount of time remaining prior to the end of the current Investment Option Period. The formula for calculating the Fair Vaue Index and the Adjustment for the change in the Fair Value Index is set forth in the Contract Values section, and Appendix A to this prospectus contains additional examples showing how the Adjustment for the change in the Fair Value Index is applied to your Contract.


Once your Contract is issued, the same indices will be used for the duration of your Contract. However, if the publication of any index is discontinued, or the calculation of the index is materially changed, we will substitute a suitable index which will be used for the entire then-current Contact Year and notify you of the change.

We may offer additional indices at our discretion.


The Allstate(Reg. TM) RightFit/SM/ is not sponsored, endorsed, sold or promoted by Barclays Capital. Barclays Capital makes no representation or warranty, express or implied, to the owners of Allstate(Reg. TM) RightFit/SM/ or any member of the public regarding the advisability of investing in securities generally or in Allstate(Reg. TM) RightFit/SM/ particularly or ability of the Barclays Capital Indices, including without limitation, the Barclay's Capital U.S. Corporate Investment Grade Index, to track general bond market performance. Barclays Capital's only relationship to Allstate Life Insurance Company is the licensing of the Barclay's Capital U.S. Corporate Investment Grade Index which is determined, composed and calculated by Barclays Capital without regard to Allstate Life Insurance Company or the Allstate(Reg. TM) RightFitSM. Barclays Capital has no obligation to take the needs of Allstate Life Insurance Company or the owners of the Allstate(Reg. TM) RightFitSM into consideration in determining, composing or calculating the Barclay's Capital U.S. Corporate Investment Grade Index. Barclays Capital is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Allstate(Reg. TM) RightFitSM to be issued or in the determination or calculation of the equation by which the Allstate(Reg. TM) RightFitSM is to be converted into cash. Barclays Capital has no obligation or liability in connection with the administration, marketing or trading of the Allstate(Reg. TM) RightFitSM.

BARCLAYS CAPITAL DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE BARCLAYS CAPITAL INDICES, OR ANY DATA INCLUDED THEREIN, OR OTHERWISE OBTAINED BY ALLSTATE LIFE INSURANCE COMPANY, OWNERS OF THE ALLSTATE(Reg. TM) RIGHTFITSM, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BARCLAYS CAPITAL INDICES, INCLUDING WITHOUT LIMITATION, THE BARCLAY'S CAPITAL U.S. CORPORATE INVESTMENT GRADE INDEX, IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. BARCLAYS CAPITAL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDICES, INCLUDING WITHOUT LIMITATION, THE BARCLAY'S CAPITAL U.S. CORPORATE INVESTMENT GRADE INDEX, OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BARCLAYS CAPITAL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.



ACCESS ACCOUNT VALUE

The ACCESS ACCOUNT VALUE is calculated daily during the Access Account Period. It is used as a basis for calculating all features of the Contract during the Access Account Period.

The Access Account Value is calculated by the following formula prior to any withdrawals on that date:



                                13   PROSPECTUS

ACCESS ACCOUNT VALUE = A x (1+B), WHERE
A     =   At establishment:
          o The Maturity Value, if the establishment of the
          Access Account Period occurs at the expiration of
          the Investment Option Period.
          o The Death Proceeds, if the establishment of the
          Access Account Period occurs pursuant to the
          selection of a Death Proceeds payment option
          (see Death Proceeds).

          Thereafter, this amount equals the Access
          Account Value as of the later of the previous day on which a withdrawal was taken or the beginning of the current Access Account Year.

          If the valuation date is an Access Account
          Anniversary, this amount equals the Access
          Account Value as of the previous Access Account
          Anniversary.
  B   =   Access Account Performance, as described in the
          "Performance" section.


ACCUMULATION PHASE

--------------------------------------------------------------------------------

The Accumulation Phase is the first of the two phases of your Contract. The Accumulation Phase starts on the Issue Date and continues until the Payout Start Date. During the Accumulation Phase, you will participate in the performance of one or more specified index(es).

The Accumulation Phase is composed of two periods, the first is the Investment Option Period and the second is the Access Account Period.



INVESTMENT OPTION PERIOD
We currently offer 5, 7, and 10 year Investment Option Periods. You may select one Investment Option Period for your Contract. The length of Investment Option Period you select will be shown on your Annuity Data Page. You may not change the Investment Option Period after the Issue Date.


The INVESTMENT OPTION PERIOD begins on the Issue Date and ends on the earlier of the expiration of the length of the Investment Option Period that you selected or the Payout Start Date.


During the Investment Option Period:



o    your money is allocated to one or more Investment Option(s) you select;

o Performance is linked to the Index and subject to the Investment Option Maximum Performance Rates and Minimum Performance Rates;

o you may reallocate your money on each Contract Anniversary from one or more Investment Options into other Investment Options within your Investment Option Period (see Transfers);

o you may withdraw up to 10% of your contract value without incurring any Withdrawal Charges or Adjustments for changes in the Fair Value Index (see Preferred Withdrawal Amount);

o Withdrawals in excess of your Preferred Withdrawal Amount may incur Withdrawal Charges and Adjustments for changes in the Fair Value Index (See Expenses and Fair Value Index);


INVESTMENT OPTIONS
The INVESTMENT OPTIONS are designed to provide a combination of a level of protection against market declines and growth potential up to a ceiling. Each Investment Option has a risk and potential reward profile associated with it. The greater the risk, the higher the reward.

We currently offer three Investment Options; each Investment Option has a Maximum Investment Performance Rate ("Ceiling") and a Minimum Investment Performance Rate ("Floor").

o ConservativeFit - Offers the highest amount of downside protection against loss with lowest potential for growth.

o ModerateFit - Offers a lower amount of downside protection against loss, which could include the possible loss of principal, with higher potential for growth.

o AggressiveFit - Offers highest potential for growth with the lowest amount of downside protection against loss and will, therefore, have a greater risk of losing principal.


We reserve the right in our sole discretion to add or to restrict transfers into any Investment Option.


                                14   PROSPECTUS

The Investment Options are available only during the Investment Option Period.

At the expiration of the length of the Investment Option Period your contract value will be transferred to establish the Access Account. Once the Access Account is established, you may:



o    Remain in the Access Account until your Payout Start Date; or


o    Apply the Maturity Value to an Income Plan; or

o    Surrender your Contract.

You must notify us of your election no later than 30 days prior to the expiration of the Investment Option Period, in a form acceptable to us, of your election. If we do not receive such notification, you will be deemed to have elected to transfer your Maturity Value to the Access Account.


ACCESS ACCOUNT PERIOD
The ACCESS ACCOUNT PERIOD begins at the end of the Investment Option Period and ends on the Payout Start Date.

The Access Account Period is established when:

o You elect, or are deemed to have elected, to transfer the Maturity Value to establish the Access Account; or

o Option A or Option B is selected upon the death of the Contract Owner, or Option A is selected upon the death of the Annuitant.


During the Access Account Period:

o    your money is allocated to the Access Account;

o Performance is linked to the Index and subject to the Maximum Access Account Performance Rate and Minimum Access Account Performance Rate;

o You may withdraw some or all of your money prior to your Payout Start Date without incurring any Withdrawal Charges or Adjustments for changes in the Fair Value Index.


At the expiration of the Access Account Period, you must elect to do one of the following:

o    Apply the Access Account Value to an Income Plan; or

o    Surrender the Contract.

You must notify us of your election no later than 30 days prior to the expiration of the Access Account Period, in a form acceptable to us. If we do not receive such notification, you will be deemed to have elected to apply your Access Account Value to Income Plan 1, life income with guaranteed payments for 120 months, and we will make payments in accordance with that Income Plan.

PERFORMANCE
The PERFORMANCE is the percentage your Investment Option Maturity Values and Access Account Value will increase or decrease each Contract Year or Access Account Year.

Currently, the Investment Option Performance and the Access Account Performance are calculated in the same manner, and are collectively referred to as "Performance".

The Performance is calculated and applied daily by the following formula where both A and B are subject to the Maximum and Minimum Index Values described below:


PERFORMANCE = A / B -1, WHERE
A         =   Index value as of that date.
B         =   Index value as of the later of the Issue Date, the previous date on which a withdrawal was taken, or the beginning
              of the current Contract Year or Access Account Year, as
              applicable.
Minimum   =   Index value at the beginning of the current Contract
Index         Year or Access Account Year, as applicable X (1+ the
Value         Floor).

              If the valuation date is a Contract Anniversary or Access
              Account Anniversary, the index value equals the index
              value as of the previous Contract Anniversary or Access
              Account Anniversary.
Maximum   =   Index value at the beginning of the current Contract
Index         Year or Access Account Year, as applicable, X (1+ the
Value         Ceiling).

              If the valuation date is a Contract Anniversary or Access
              Account Anniversary, the index value equals the index value as of the previous Contract Anniversary or Access
              Account Anniversary.

For purposes of the calculation above, if either A or B is less than the Minimum Index Value, then that value(s) will be replaced by the Minimum Index Value in the calculation.

If either A or B is greater than the Maximum Index Value, then that value(s) will be replaced by the Maximum Index Value in the calculation.


INDEX
The Contract uses the movement of an INDEX as a basis to calculate the performance for the Contract. The Index for your Contract will be shown on your Annuity Data Page. The Index value for a particular day is the value published at the end of that day, computed to the nearest 1/100th of a point. If the Index is not published that day due to scheduled market closure, the first preceding published Index value will apply. If the Index is not published on a particular day due to a disruption in the markets, the Index value for that day will be the value of the Index at the end of the first business day that the Index value is published after said disruption.

Once your Contract is issued, the same Index will be used for the duration of your Contract. However, if the publication of that Index is discontinued, or the calculation of that Index is materially changed, we will


                                15   PROSPECTUS
substitute a suitable index that will be used to the entire then-current Contact Year and notify you of the change.

We currently offer the following Index:

The Standard and Poor's 500 Composite Stock Price Index, commonly known as the S&P 500 Index ("S&P 500 INDEX")

We may offer additional indices at our discretion.

"Standard & Poor's(Reg. TM)", "S&P(Reg. TM)", "S&P 500(Reg. TM)", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Allstate Life and affiliates. This Contract is not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing therein. S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein.


HOW WE APPLY PERFORMANCE
We will apply the Performance to your Contract daily. Performance will depend on the Ceiling and Floor of the Investment Options you choose or of the Access Account. The Performance will be calculated as shown in the Performance section above.

If the Performance for any Investment Option or the Access Account is equal to or greater than the Ceiling for that Investment Option or Access Account, your Performance will equal the Ceiling for that Investment Option or Access Account.

If the Performance for any Investment Option or the Access Account is less than the Ceiling for that Investment Option or the Access Account and greater than the Floor for that Investment Option or the Access Account, your Performance for that Investment Option or Access Account will equal the Performance.

If the Performance for any Investment Option or Access Account is equal to or less than the Floor for that Investment Option or the Access Account, your Performance will equal the Floor for that Investment Option or the Access Account.

RESETTING OF CEILING AND FLOOR. On each Contract Anniversary or Access Account Anniversary, as applicable, we may increase or decrease the Ceiling for each Investment Option or the Access Account. We may also increase or decrease the Floor for each Investment Option or the Access Account on each Contract Anniversary or Access Account Anniversary, but we will never reset the Floor below the minimum performance rates shown on your Annuity Data Page.

During the Investment Option Period, if we reset the Ceiling on any Investment Option less than the Bailout Rate shown on your Annuity Data Page, you may exercise the Bailout Provision. Prior to your Contract Anniversary, we will send you a statement containing information on your Ceilings and Floors for the next Contract Year.

EXAMPLES

The following examples illustrate how a Purchase Payment could perform over a five-year period, given fluctuating Index values:


                                                            EXAMPLE 1
           PURCHASE PAYMENT: $10,000
           INITIAL INDEX VALUE: 800
                                                       1                2               3                4               5
Index at the Beginning of the Contract Year              800              950             1000             875             1300
Index at the End of the Contract Year                    950             1000              875            1300             1400
Index Growth as Percentage                             18.75%            5.26%          -12.50%          48.57%            7.69%
Ceiling                                                20.00%           20.00%           20.00%          20.00%           20.00%
Floor                                                 -10.00%          -10.00%          -10.00%         -10.00%          -10.00%
Maturity Value at Beginning of Contract Year    $ 10,000.00      $ 11,875.00      $ 12,500.00     $ 11,250.00      $ 13,500.00
Credited performance Rate                              18.75%            5.26%          -10.00%          20.00%            7.69%
Credited Performance                            $  1,875.00      $    625.00      $ -1,250.00     $  2,250.00      $  1,038.46
Maturity Value at End of Contract Year          $ 11,875.00      $ 12,500.00      $ 11,250.00     $ 13,500.00      $ 14,538.46


                                                      EXAMPLE 2
           PURCHASE PAYMENT: $10,000
           INITIAL INDEX VALUE: 800
                                                      1              2             3            4             5
Index at the Beginning of the Contract Year             800            850          650           550           600
Index at the End of the Contract Year                   850            650          550           600           625
Index Growth as Percentage                             6.25%        -23.53%      -15.38%         9.09%         4.17%
Ceiling                                               20.00%         20.00%       20.00%        20.00%        20.00%
Floor                                                -10.00%        -10.00%      -10.00%       -10.00%       -10.00%
Maturity Value at Beginning of Contract Year   $ 10,000.00    $ 10,625.00    $ 9,562.50   $ 8,606.25    $ 9,388.64

                                16  PROSPECTUS

                                                   EXAMPLE 2
        PURCHASE PAYMENT: $10,000
        INITIAL INDEX VALUE: 800
                                                1              2             3            4             5
Credited performance Rate                      6.25%         -10.00%       -10.00%       9.09%         4.17%
Credited Performance                     $    625.00    $ -1,062.50    $  -956.25   $   782.39    $   391.19
Maturity Value at End of Contract Year   $ 10,625.00    $  9,562.50    $ 8,606.25   $ 9,388.64    $ 9,779.83


These examples assume no withdrawals during the entire 5-year example period. If you were to make a partial withdrawal during your Investment Option Period, a Withdrawal Charge and an Adjustment based on the change in the Fair Value Index may apply. The hypothetical Ceilings are for illustrative purposes only and are not intended to predict future investment performance rates to be declared under the Contract. Actual investment performance rates declared may be more or less than those shown above.



TRANSFERS
On any Contract Anniversary during the Investment Option Period, you may elect to transfer all or part of the Maturity Value from one or more Investment Options into other Investment Option(s), subject to the following conditions:

o All Investment Options into which you elect to transfer the Maturity Value must be eligible to receive transfers of Maturity Value according to the terms and conditions in effect on the transfer date; and

o We must receive notification of your election to transfer, in a form satisfactory to us, no later than 5 days before the Contract Anniversary on which the transfer will take place.

If you transfer any Maturity Value into an Investment Option that was available on the Issue Date of your Contract, the Minimum Investment Performance Rate for that Investment Option as shown on your Annuity Data Page will be applicable.

At any time while the Ceiling for an Investment Option is less than the Bailout Rate shown on your Annuity Data Page for that Investment Option, we reserve the right to restrict any transfers into such Investment Options.

BAILOUT PROVISION

We may offer a Bailout Provision at our sole discretion. If your Contract has a BailOut Provision, we will set a Bailout Rate for each Investment Option. The Bailout Rates will be shown on your Annuity Data Page and will not change for your Contract We neither predict nor guarantee when or if a Bailout Provision will be offered. For current information about any Bailout provision please contact your financial representative or Allstate Life.

A BAILOUT PROVISION allows you to withdraw some or all of your Maturity Value from an Investment Option, without incurring any Withdrawal Charges or Adjustments for the change in the Fair Value Index during the 30-day period following the Contract Anniversary. The Bailout Provision may be exercised if the Ceiling for that Investment Option is set below the Bailout Rate shown on your Annuity Data Page for that Investment Option.

We must receive your request, in a form satisfactory to us, during the 30 day period following the Contract Anniversary.

Upon withdrawal, the Investment Option Interim Value will be reduced by the same proportion as the Investment Option Maturity Value.


Withdrawals taken under the Bailout Provision are generally considered to come from the earnings in the Contract first. If the contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can withdraw some or all of your money at any time prior to the Payout Start Date. You may not make any withdrawals or surrender your Contract once the Payout Phase has begun. Withdrawals in each Contract Year always come from your Preferred Withdrawal Amount first. During the Investment Option Period, the minimum amount you may withdraw must reduce your Interim Value by $250. During the Access Account Period, the minimum amount you must withdraw is $250.


Withdrawals taken any time prior to Payout Phase are generally considered to come from the earnings in the Contract first. If you have a Tax Qualified Contract, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. You should consult your tax advisor for further information.


                                17   PROSPECTUS

PREFERRED WITHDRAWAL AMOUNT

The PREFERRED WITHDRAWAL AMOUNT is the amount you may withdraw each Contract Year during the Investment Option Period without incurring a Withdrawal Charge or an Adjustment for the change in the Fair Value Index. The Preferred Withdrawal Amount equals 10% of your Maturity Value at the beginning of the Contract Year.


Upon taking a portion or all of your Preferred Withdrawal Amount, your Interim Value will be reduced by the same proportion as your Maturity Value (see Appendix B).

Withdrawals of the Preferred Withdrawal Amount will be taken proportionally from your Investment Options in the portion that each Investment Option bears to the Maturity Value, and will proportionally reduce your Investment Option Maturity Values. Your Investment Option Interim Values will be reduced by the same proportion as your Investment Option Maturity Values.

Withdrawals taken to satisfy IRS minimum distributions rules will reduce the Preferred Withdrawal Amount.

The Preferred Withdrawal Amount will be reduced by the Withdrawal Request Amount for each gross withdrawal, and by the Adjusted Withdrawal Request Amount for each net withdrawal.

If you do not withdraw the entire Preferred Withdrawal Amount during a Contract Year, any remaining Preferred Withdrawal Amount will not increase the Preferred Withdrawal Amount in any subsequent Contract Year.

Preferred Withdrawal Amounts will not incur a Withdrawal Charge, but may be reduced by income tax withholding and any applicable premium taxes.


The Preferred Withdrawal Amount is available only during the Investment Option Period.



WITHDRAWAL AMOUNTS IN EXCESS OF THE PREFERRED WITHDRAWAL AMOUNT

During the Investment Option Period, if the sum of withdrawals taken during the Contract Year exceeds your Preferred Withdrawal Amount a Withdrawal Charge and Adjustment for changes in the Fair Value Index may apply. Any amount withdrawn in excess of the Preferred Withdrawal Amount will be treated as a withdrawal of your Interim Value, and will reduce your Maturity Value in the same proportion as your Interim Value (see Appendix B).


The withdrawal amount in excess of the Preferred Withdrawal Amount will be taken proportionally from your Investment Options in the proportion that each Investment Option bears to the Interim Value and will proportionally reduce your Investment Option Maturity Value.

WITHDRAWALS DURING THE ACCESS ACCOUNT PERIOD

You can withdraw some or all of your Access Account Value during the Access Account Period without incurring any Withdrawal Charges or Adjustments for changes in the Fair Value Index. Upon taking a withdrawal during the Access Account Period your Access Account Value will be reduced by the Withdrawal Request Amount for each gross withdrawal and by the Adjusted Withdrawal Request Amount for each net withdrawal.


Withdrawal amounts during the Access Account Period will not incur a Withdrawal Charge, but may be reduced by income tax withholding and any applicable premium taxes.


NET OR GROSS WITHDRAWALS
When you make a withdrawal, you must specify whether you choose to make a gross withdrawal or a net withdrawal. Under a gross withdrawal, the deductions are made to the amount of your withdrawal request ("WITHDRAWAL REQUEST AMOUNT") and the amount you receive may be less than the Withdrawal Request Amount.

Under a net withdrawal, you receive the full Withdrawal Request Amount; however, the deductions are made based upon an adjusted Withdrawal Request Amount ("Adjusted Withdrawal Request Amount") that, after deductions, results in the full Withdrawal Request Amount.

If you do not specify which of these options you choose, your withdrawal will be deemed to be a gross withdrawal.


SYSTEMATIC WITHDRAWAL PROGRAM

You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date under a SYSTEMATIC WITHDRAWAL PROGRAM. The minimum amount of each systematic withdrawal is $250. We will deposit systematic withdrawal payments into a designated account. Withdrawals in each Contract Year during the Investment Option Period always come from your Preferred Withdrawal Amount first. Withdrawals in excess of your Preferred Withdrawal Amount in any Contract Year during the Investment Option Period may incur Withdrawal Charges and Adjustments for changes in the Fair Value Index. Withdrawals taken during the Access Account Period will not incur any Withdrawal Charges or Adjustments for the changes in the Fair Value Index. Please consult with your financial representative for details.


Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If you have a Tax Qualified Contract, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income


                                18   PROSPECTUS
and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

We reserve the right to modify or suspend the Systematic Withdrawal Program or charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.


REQUIRED MINIMUM DISTRIBUTIONS
If your annuity is being held within an IRA, but not a Roth IRA, required minimum distributions from that IRA generally must be taken by you upon reaching age 70 1/2 to avoid penalties (as described in the Taxes section of this prospectus). Not all income plans offered under the Contract satisfy the requirements for required minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.


POSTPONEMENT OF PAYMENTS
We may postpone payment of withdrawals for up to 6 months from the date we receive your withdrawal request. If we delay payment for 30 days or more, we will pay interest as required by law.

We may postpone paying any amount of a withdrawal request to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a total surrender or partial withdrawal will be paid within seven days.


MINIMUM VALUE
If you request a total withdrawal or if any withdrawal reduces your Interim Value or Access Account Value to less than $3,000, we may treat the request as a request to withdraw the entire Interim Value or Access Account Value. Your Contract will terminate if you withdraw the entire Interim Value or Access Account Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If the Contract is terminated, we may require that you return your Contract to us.

EXPENSES
--------------------------------------------------------------------------------

As a Contract Owner, you will bear the charges and expenses described below.


WITHDRAWAL CHARGE
A Withdrawal Charge may be assessed on withdrawals made in excess of the Preferred Withdrawal Amount, each Contract Year during the Investment Option Period.

A Withdrawal made on a Contract Anniversary will be subject to the Withdrawal Charge of the New Contract year.

The Withdrawal Charge is as follows for contracts with a 10 Year Investment Option Period:


FOR CONTRACTS WITH APPLICATIONS SIGNED PRIOR TO
                      MAY
                 2, 2011, THE
   FOLLOWING WITHDRAWAL CHARGES WILL APPLY:
----------------------------------------------
                            Withdrawal Charge
     Contract Year              Percentage
           1                       12%
           2                       11%
           3                       10%
           4                        9%
           5                        8%
           6                        7%
           7                        6%
           8                        5%
           9                        4%
          10                        3%
     11 and later                   0%


 FOR CONTRACTS WITH APPLICATIONS SIGNED ON OR
                     AFTER
                 MAY 2, 2011,
 THE FOLLOWING WITHDRAWAL CHARGES WILL APPLY:
----------------------------------------------
                            Withdrawal Charge
     Contract Year              Percentage
           1                       10%
           2                       10%
           3                       10%
           4                        9%
           5                        9%
           6                        8%
           7                        7%
           8                        6%
           9                        5%
          10                        4%
     11 and later                   0%

The Withdrawal Charge is as follows for contracts with a 7 Year Investment Option Period:


                                19   PROSPECTUS

FOR CONTRACTS WITH APPLICATIONS SIGNED PRIOR TO
                      MAY
                 2, 2011, THE
   FOLLOWING WITHDRAWAL CHARGES WILL APPLY:
----------------------------------------------
                            Withdrawal Charge
     Contract Year              Percentage
           1                       12%
           2                       11%
           3                       10%
           4                        9%
           5                        8%
           6                        7%
           7                        6%
      8 and later                   0%


 FOR CONTRACTS WITH APPLICATIONS SIGNED ON OR
                     AFTER
                 MAY 2, 2011,
 THE FOLLOWING WITHDRAWAL CHARGES WILL APPLY:
----------------------------------------------
                            Withdrawal Charge
     Contract Year              Percentage
           1                       10%
           2                       10%
           3                       10%
           4                        9%
           5                        9%
           6                        8%
           7                        7%
      8 and later                   0%

The Withdrawal Charge is as follows for contracts with a 5 Year Investment Option Period:


FOR CONTRACTS WITH APPLICATIONS SIGNED PRIOR TO
                      MAY
                 2, 2011, THE
   FOLLOWING WITHDRAWAL CHARGES WILL APPLY:
----------------------------------------------
                            Withdrawal Charge
     Contract Year              Percentage
           1                       12%
           2                       11%
           3                       10%
           4                        9%
           5                        8%
      6 and later                   0%


 FOR CONTRACTS WITH APPLICATIONS SIGNED ON OR
                     AFTER
                 MAY 2, 2011,
 THE FOLLOWING WITHDRAWAL CHARGES WILL APPLY:
----------------------------------------------
                            Withdrawal Charge
     Contract Year              Percentage
           1                       10%
           2                       10%
           3                       10%
           4                        9%
           5                        9%
      6 and later                   0%

Your Withdrawal Charge will be no greater than those shown in the chart above, and may be less in some states. Your specific Withdrawal Charge schedule will be shown on your Annuity Data Page.

The Withdrawal Charge is determined by multiplying the applicable Withdrawal Charge Percentage corresponding to the number of complete Contract Years, shown in the tables above, by the amount withdrawn in excess of the Preferred Withdrawal Amount.

The Withdrawal Charge will be included as a part of the withdrawal of your Interim Value, and reduce your Maturity Value in the same proportion as your Interim Value.



WITHDRAWAL CHARGE WAIVER

We do not apply a Withdrawal Charge in the following situations:

o    withdrawals taken in accordance with the Preferred Withdrawal section; or

o withdrawals taken to satisfy IRS required minimum distribution rules for the Contract; and

o    withdrawals that qualify for a waiver under the terms of the Contract.

We may also waive the Withdrawal Charge if the Contract is surrendered and the entire proceeds of the surrender are directly used to purchase a new contract issued by us. Such waivers will be granted on a non-discriminatory basis.

Withdrawals may be subject to tax penalties and income tax. You should consult your own tax counsel or tax advisor regarding any withdrawals.

CONFINEMENT WAIVER. We will increase the Preferred Withdrawal Amount to equal the Maturity Value for any applicable withdrawal taken under your Contract if the following conditions are satisfied:

o you or the Annuitant, if the Contract Owner is not a natural person, are first confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date,

o we receive your request for withdrawal and Due Proof of confinement no later than 90 days following the end of your or the Annuitant's confinement at the long term care facility or hospital, and

o a physician must have prescribed the confinement and the confinement must be medically necessary.


"Due Proof" is, a letter signed by a physician stating the dates the Owner or Annuitant was confined, the name and location of the Long Term Care Facility or Hospital, a statement that the confinement was medically necessary, and, if released, the date the Owner or Annuitant was released from the Long Term Care Facility or Hospital . We may accept other proof.

We may not offer this waiver in all states. You should consult your Contract for availability and more detailed information about the terms and conditions of the waiver.



                                20   PROSPECTUS

TERMINAL ILLNESS WAIVER. We will increase the Preferred Withdrawal Amount to equal the Maturity Value for any applicable withdrawal under your Contract if:

o you or the Annuitant, if the Contract Owner is not a natural person, are first diagnosed by a physician as having a terminal illness at least 30 days after the Issue Date, and

o you provide Due Proof of diagnosis to us before or at the time you request the withdrawal.


"Due Proof" includes, but is not limited to, a letter signed by a physician stating that the Owner or Annuitant has a Terminal Illness and the date the Terminal Illness was first diagnosed. We may accept other proof.

We may not offer this waiver in all states. You should consult your Contract for availability and more detailed information about the terms and conditions of the waiver.


UNEMPLOYMENT WAIVER. We will increase the Preferred Withdrawal Amount to equal the Maturity Value for one partial or a full withdrawal taken under your Contract, if you meet the following requirements:

o you or the Annuitant, if the Contract Owner is not a natural person, first become unemployed at least one year after the Issue Date,

o you or the Annuitant receive Unemployment Compensation for at least 30 consecutive days as a result of that unemployment, and

o you or the Annuitant claim this benefit within 180 days of your or the Annuitant's initial receipt of Unemployment Compensation.

Before we will increase the Preferred Withdrawal Amount, you must give us Due Proof prior to, or at the time of, the withdrawal request, that you or the Annuitant have been unemployed and have been granted Unemployment Compensation for at least 30 consecutive days.

"Unemployment Compensation" means unemployment compensation received from a unit of state or federal government in the U.S.


"Due Proof" is a legible photocopy of an unemployment compensation payment that meets the above described criteria with regard to dates and a signed letter from you stating that you or the Annuitant meet the above described criteria. We may accept other proof.


You may exercise this benefit once over the term of the Contract.

ACTIVITIES OF DAILY LIVING WAIVER. We will increase the Preferred Withdrawal Amount of the Contract to equal the Investment Option Maturity Value if:

o On a date after the first Contract Anniversary, a Licensed Health Care Practitioner first certifies that any Owner- or if the Owner is a Non-Natural Person, the Annuitant- cannot perform at least two of the six Activities of Daily Living, for at least 90 consecutive days, and

o At least 90 days have passed since such certification by the Licensed Health Care Practitioner.


Acceptable certification is a letter signed by the Licensed Health Care Practitioner. We may accept other proof.

You should consult your Contract for availability and more detailed information about the terms and conditions of these waivers. We may not offer these waivers in all states.


The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not pay a Withdrawal Charge because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax advisor to determine the effect of a withdrawal on your taxes.



PREMIUM TAXES
Some states and other governmental entities (E.G., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Maturity Value, Interim Value, or Access Account Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs, including payment upon death.

We may, sometime in the future, discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.

PAYOUT PHASE
--------------------------------------------------------------------------------

PAYOUT PHASE

The Payout Phase is the second of the two phases of your Contract. The Payout Phase starts on the Payout Start Date and continues until the last income payment is made.

PAYOUT START DATE
The Payout Start Date is the day that we apply the contract value, described below, to an Income Plan. The Payout Start Date must be at least 13 months after the Issue Date, and occur on or before the later of:


                                21   PROSPECTUS

o the Contract Anniversary following the date of the earliest 80th birthday of all Annuitant(s) named in the Contract since the Issue Date; or

o    the expiration of the Investment Option Period.

You may change the Payout Start Date at any time by notifying us, in a form acceptable to us, of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

The CONTRACT MATURITY DATE, shown on your Annuity Data Page, is the latest date that your contract value can be applied to an Income Plan.


AMOUNT APPLIED TO YOUR INCOME PLAN
The amount applied to your Income Plan will be:

o Your Interim Value, less any applicable taxes, if the Payout Start Date is during the Investment Option Period; or

o Your Maturity Value, less any applicable taxes, if the Payout Start Date is at expiration of the Investment Option Period; or

o Your Access Account Value, less any applicable taxes, if the Payout Start Date is during the Access Account Period.


INCOME PLANS
An INCOME PLAN is a series of scheduled payments to you or someone you designate. You may choose only one Income Plan. If we offer more than one Income Plan, you may choose and change your choice of Income Plan at any time until 30 days before the Payout Start Date. If we do not receive notification of your selection, you will be deemed to have elected to apply your Access Account Value to Income Plan 1, life income with guaranteed payments for 120 months, and we will make payments in accordance with that Income Plan. You may not make withdrawals or change your choice of Income Plan after the Payout Start Date.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the investment in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

The Income Plan currently available under the Contract is "Income Plan 1 - Life Income with Period Certain," described below. We may make other Income Plans available. You can obtain information about them by writing or calling us.


     INCOME PLAN 1 - LIFE INCOME WITH PERIOD CERTAIN. Under this plan, we make payments until the death of the Annuitant or until the end of the Guaranteed Payment Period whichever is later. The Guaranteed Payment Period may range from 0 to 240 months. If you elect 0 the Income Plan becomes Life Only Income Plan, we will make payments until the death of the Annuitant. It is possible that the payee could receive less than the amount applied to your Income Plan. If the Annuitant is age 90 or older on the Payout Start Date, the Guaranteed Payment Period may range from 60 to 240 months.


The length of any Guaranteed Payment Period under your selected Income Plan generally will affect the dollar amount of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments. Income plans may vary from state to state.

If the Contract Owner dies after the Payout Start Date, any remaining income payments will be paid to the surviving Contract Owner. If there are no surviving Contract Owners, any remaining income payments will be paid to the Vested Beneficiary(ies) as scheduled. If the Annuitant dies after the Payout Start Date, and a guaranteed payment period was selected, any remaining income payments will be paid to the Contract Owner as scheduled.

Under Income Plan 1 (or, if available, another Income Plan with payments that continue for the life of the Annuitant), we will require proof of age and sex of the Annuitant before starting income payments, and may require proof that the Annuitant is alive before we make each payment. Please note that under such Income Plans, if you elect to take no guaranteed payments, it is possible that the payee could receive no income payments if the Annuitant dies before the first income payment or only one income payment, if they die before the second income payment, and so on.

If the amount available to apply under an Income Plan is less than $3,000, or if your initial monthly payment would be less than $20, and state law permits, we reserve the right to:

o reduce the frequency of your payments so that each payment will be at least $20; or

o terminate the Contract and pay you the amount that would have been applied to the Income Plan less any applicable taxes, in a lump sum instead of the periodic payments you have chosen.


INCOME PAYMENTS
The amount of your payments under the Income Plan will be calculated by applying the relevant contract value, as described in "Amount Applied to Your Income Plan", to the greater of:


                                22   PROSPECTUS

(a) the appropriate value from the income payment table in your Contract; or

(b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to six months or such shorter time state law may require. If we defer such payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

Subject to your Income Plan selection, we may guarantee income payment amounts for the duration of the Income Plan. We reserve the right, on a non-discriminatory basis, to offer higher income payment levels that may vary based on the Contract Year in which the Payout Phase begins.

CERTAIN EMPLOYEE BENEFIT PLANS
The Contract offered by this prospectus contains income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex, to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the Contract is appropriate.

PAYMENTS UPON DEATH
--------------------------------------------------------------------------------

Under certain conditions, described below, we will pay a death settlement ("DEATH PROCEEDS") for your Contract upon the death of any Contract Owner or the death of the Annuitant (if the Contract Owner is a non-natural person).

If the death occurs prior to the Payout Start Date, the Death Proceeds will be paid on the earlier of:

o    the death of any Contract Owner; or

o    the death of the Annuitant, if the Contract Owner is a non-natural person.


If the Contract Owner or Annuitant (if the Contract Owner is a non-natural person) dies after the Payout Start Date, we will pay remaining income payments as described in the "Income Plans" section.


DEATH OF OWNER
If any Owner dies before the Payout Start Date, the surviving Contract Owner may select from the Death of Owner Options available, as determined by the applicable following category in which the surviving Contract Owner is defined. If there is no surviving Contract Owner, the Vested Beneficiary(ies) will be the Beneficiary(ies) as described in the Beneficiary provision.

If there is more than one surviving Contract Owner or Vested Beneficiary taking a share of the Death Proceeds, each surviving Contract Owner or Vested Beneficiary will be treated as a separate and independent owner of his or her respective share of the Death Proceeds. Each surviving Contract Owner or Vested Beneficiary will exercise all rights related to his or her share of the Death Proceeds, including the sole right to elect one of the Option(s) below for his or her respective share. Each surviving Contract Owner or Vested Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the Death of Owner Option chosen by the original surviving Contract Owner or Vested Beneficiary.

The Options available to the surviving Contract Owner or Vested Beneficiary will be determined by the applicable following Category in which the surviving Contract Owner or Vested Beneficiary is defined. A Death of Owner Option will be deemed to have been chosen on the day we receive written notification of the selection, in a form satisfactory to us.

CATEGORY 1 If your spouse is the sole surviving Contract Owner or Vested Beneficiary of the entire Contract, the Contract will continue in the Accumulation Phase and your spouse will be the new Contract Owner of the Contract, as if death had not occurred, unless your spouse chooses from Death of Owner Option A, B, or C, described below.

If you were also the Annuitant, then your spouse will be the new Annuitant unless he or she names a new Annuitant, as described in the Annuitant provision.

In some states, your spouse must choose from Death of Owner Options A, B, or C, described below, upon your death. If your spouse does not choose one of these Death of Owner Options, Death of Owner Option A will apply.

CATEGORY 2 If the surviving Contract Owner or Vested Beneficiary is a natural person who is not your spouse, or if there are multiple Vested Beneficiaries, the surviving Contract Owner or Vested Beneficiary(ies) must each choose from Death of Owner Options A, B or C, described below. If a surviving Contract Owner or Vested Beneficiary does not choose one of these Death of Owner Options, Death of Owner Option A will apply for such surviving Contract Owner or Vested Beneficiary.

CATEGORY 3 If the Vested Beneficiary is a corporation, trust or other non-natural person, the Vested Beneficiary must choose between Death of Owner Option A or C, described below. If the Vested Beneficiary does not


                                23   PROSPECTUS
choose either of these Death of Owner Options, Option A will apply.

The following Death of Owner Options are available, as applicable:

     OPTION A The surviving Contract Owner or Vested Beneficiary may elect to receive the Death Proceeds payable within 5 years of the date of your death.

     If the surviving Contract Owner or Vested Beneficiary dies prior to the end of the 5 year period and before the complete liquidation of the Death Proceeds, then the surviving Contract Owner or Vested Beneficiary's Beneficiary(ies) will receive the remaining Death Proceeds. This amount must be fully withdrawn within 5 years of the date of your death.

     OPTION B The surviving Contract Owner or Vested Beneficiary may elect, within 11 months of the date of your death, to receive the Death Proceeds paid out under one of the Income Plans described in the Income Payments section, subject to the following conditions:

     Income payments must begin within one year of your date of death. Income payments must be payable:

     (i) Over the life of the surviving Contract Owner or Vested Beneficiary;
     or

     (ii) for a guaranteed payment period of at least 5 years, but not to exceed the life expectancy of the surviving Contract Owner or Vested Beneficiary; or

     (iii) over the life of the surviving Contract Owner or Vested Beneficiary. with a guaranteed payment period of at least 5 years, but not to exceed the life expectancy of the surviving Contract Owner or Vested Beneficiary.


     OPTION C The surviving Contract Owner or Vested Beneficiary may elect to receive the Death Proceeds in a lump sum within five years of the date of your death.

All ownership rights subject to the conditions stated in this provision or any restrictions previously placed upon the Owner, are available to the surviving Contract Owner or Vested Beneficiary from the date of your death until the date on which the Death Proceeds are paid.

We reserve the right to offer additional Death of Owner Options.

If the Contract Owner dies after the Payout Start Date, refer to "Payout Phase -Income Plans".


DEATH OF ANNUITANT
If the Annuitant who is also the Contract Owner dies before the Payout Start Date, the Death of Owner provisions, described above, will apply.

If the Annuitant who is not also the Contract Owner dies before the Payout Start Date, the Options available to the Contract Owner will be determined by the applicable following Category in which the Contract Owner is defined.

CATEGORY 1 If the Contract Owner is a natural person, the Contract will continue in the Accumulation Phase with a new Annuitant. The new Annuitant will be:

     i) A person you name by written request subject to the conditions described in the Annuitant provision of the Contract; otherwise,

     ii) The youngest Contract Owner; otherwise,

     iii) The youngest Beneficiary.

CATEGORY 2 If the Contract Owner is a Non-Natural Person, the Owner must select Option A or B, described below.

The following Death of Annuitant Options are available, as applicable:

     OPTION A. The Contract Owner may elect to receive the Death Proceeds payable within 5 years of the date of the Annuitant's death.

     Withdrawal Charges will be waived for any withdrawals made during this 5-year period.

     If the Owner dies prior to the end of the 5-year period and before the complete distribution of the Death Proceeds, then the Owner's Beneficiary(ies) will receive the remaining Death Proceeds. This amount must be fully withdrawn within 5 years of the date of the Annuitant's death.

     OPTION B. The Owner may elect to receive the Death Proceeds in a lump sum.


All ownership rights, subject to the conditions stated in this provision, are available to the Owner from the date of the Annuitant's death until the date on which the Death Proceeds are paid.

We reserve the right to offer additional Death of Annuitant Options.

If the Annuitant dies after the Payout Start Date, refer to "Payout Phase - Income Plans".


DEATH PROCEEDS
We will pay the Death Proceeds to the Contract Owner or Vested Beneficiary as determined immediately after the death.

A claim for settlement of the Death Proceeds must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

o    a certified copy of a death certificate;

o a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

o    any other proof acceptable to us.

                                24   PROSPECTUS

We will calculate the value of the Death Proceeds as of the date we receive the first complete request for settlement of the Death Proceeds from any Owner or Vested Beneficiary.

If the date we accept Due Proof of Death is during the Investment Option Period, the Death Proceeds are equal to the greatest of:

o    Maturity Value, less taxes;

o    Interim Value, less Withdrawal Charges and taxes; or


o The Purchase Payment, not including any Credit Enhancements, adjusted in the same proportion as the Interim Value is reduced upon a partial withdrawal, less taxes. (see Appendix B)


If the date we accept due proof of death is during the Access Account Period, the Death Proceeds are equal to the greater of:

o    Access Account Value, less taxes;


o The Purchase Payment, not including any Credit Enhancements, adjusted in the same proportion as the Interim Value and Access Account Value is reduced upon a partial withdrawal, less taxes.


ADMINISTRATION OF THE DEATH PROCEEDS. If Option A or Option B is selected upon the death of any Owner, or Option A is selected upon the death of the
Annuitant:

o If the date of death is during the Investment Option Period, the Maturity Value will be transferred to establish an Access Account. Any difference between the amount transferred to establish the Access Account and the Death Proceeds will be added to the Access Account; or

o If the date of death is during the Access Account Period, any difference between the Access Account Value on the date we receive due proof of death and the Death Proceeds will be added to the Access Account.

The Death Proceeds will remain in the Access Account until the payment of the Death Proceeds.

MORE INFORMATION
--------------------------------------------------------------------------------

ALLSTATE LIFE

Allstate Life is the issuer of the Contract. Allstate Life was organized in 1957 as a stock life insurance company under the laws of the State of Illinois.


Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York. We intend to offer the Contract in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.


THE CONTRACT
DISTRIBUTION. Allstate Distributors, L.L.C. ("Allstate Distributors"), located at 3100 Sanders Road, Northbrook, IL 60062, is the principal underwriter and distributor of the Contract. Allstate Distributors is a wholly owned subsidiary of Allstate Life. Allstate Distributors is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA").

Allstate Distributors does not sell Contracts directly to purchasers. Allstate Distributors enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Contracts through their registered representatives. The broker-dealers are registered with the SEC and are FINRA member firms. Their registered representatives are also licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate Life in order to sell the Contracts. Contracts also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

We will pay commissions to broker-dealers and banks which sell the Contracts. Commissions paid vary, but we may pay up to a maximum sales commission of 7.25% of total purchase payments. In addition, we may pay ongoing annual compensation of up to 1.25% of Contract Value. Individual representatives receive a portion of compensation paid to the broker-dealer or bank with which they are associated in accordance with the broker-dealer's or bank's practices. We estimate that commissions and annual compensation, when combined, will not exceed 8.5% of total purchase payments. However, commissions and annual compensation could exceed that amount because ongoing annual compensation is related to Contract Value and the number of years the Contract is held.

From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Contract Value annually. These payments are


                                25   PROSPECTUS
intended to contribute to the promotion and marketing of the Contracts, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to: (1) placement of the Contracts on a list of preferred or recommended products in the bank's or broker-dealer's distribution system; (2) sales promotions with regard to the Contracts; (3) participation in sales conferences; and (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer's registered representatives. For more information on the compensation associated with this Contract that your registered representative or his or her bank or brokerage firm may receive, please consult your registered representative.

Allstate Life does not pay Allstate Distributors a commission for distribution of the Contracts. Allstate Distributors compensates its representatives who act as wholesalers, and their sales management personnel, for Contract sales. This compensation is based on a percentage of premium payments and/or a percentage of Contract Values. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Contracts, including any liability to Contract Owners arising out of services rendered or Contracts issued.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts. We provide the following administrative services, among others:

o    issuance of the Contracts;

o    maintenance of Contract Owner records;

o    Contract Owner services; and

o    preparation of Contract Owner reports.

You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we reserve the right to make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.


ANNUITIES HELD WITHIN A QUALIFIED PLAN
If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate Life no longer issues deferred annuities to employer sponsored qualified retirement plans.


LEGAL MATTERS
Certain matters of state law pertaining to the Contracts, including the validity of the Contracts and Allstate Life's right to issue such Contracts under applicable state insurance law, have been passed upon by Susan L. Lees, General Counsel of Allstate Life.

TAXES
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE LIFE INSURANCE COMPANY
Allstate Life is taxed as a life insurance company under Part I of Subchapter L of the Code.

TAXATION OF FIXED ANNUITIES IN GENERAL
TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where the Contract Owner is a natural person.

NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes.


                                26   PROSPECTUS

Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain Qualified Plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section. In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a total withdrawal under a non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

You should contact a competent tax advisor about the potential tax consequences of a Market Value Adjustment, as no definitive guidance exists on the proper tax treatment of Market Value Adjustments.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

o if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

o if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse (as defined by federal law) of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner;

o if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will trigger the rules under death of the Contract Owner.

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

o if distributed in a lump sum, the amounts are taxed in the same manner as a total withdrawal, or

o if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.


                                27   PROSPECTUS

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

o    made on or after the date the Contract Owner attains age 59 1/2,

o made as a result of the Contract Owner's death or becoming totally disabled,

o made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

o    made under an immediate annuity, or

o    attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. Not all products may offer a substantially equal periodic payment stream.

TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-Qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract or into a qualified long-term care insurance contract. The contract owner(s) must be the same on the old and new contracts. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

PARTIAL EXCHANGES. The IRS has issued rulings that permit partial exchanges of annuity contracts. Effective October 24, 2011, the provisions of Revenue Procedure 2011-38 indicate that a partial exchange, from one deferred annuity contract to another deferred annuity contract will qualify for tax deferral. If a distribution from either contract occurs during the 180 day period following the date of the 1035 transfer, the IRS will apply general tax principles to determine substance and treatment of the transfer. This may include disqualifying the original 1035 exchange or treating the withdrawn funds as a distribution from the original contract. You should consult with a competent tax advisor with respect to withdrawals or surrenders during this 180 day time frame.

For partial exchanges that occurred prior to October 24, 2011, the provisions of Revenue Procedure 2008-24 will continue to apply if there is a surrender or distribution within 12 months of the date on which the partial exchange was completed. In such Revenue Procedure, the IRS has indicated that that where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 12 months of the date on which partial exchange was completed, the transfer will retroactively be treated as a taxable distribution from the initial annuity contract and a contribution to a receiving annuity contract. The tax-free exchange will not be lost for distributions during this 12 month period if one of following exists:

o    the Contract owner is age 59  1/2 or older during the 12 month period,

o the Contract owner dies or becomes totally disabled during the 12 month period,

o the Annuitant dies when the Contract Owner is an entity during the 12 month period,

o made as a result of the Contract Owner suffering a "life event" such as a divorce or loss of employment during the 12 month period,

o    allocable to in vestment in the Contract before August 14, 1982 and

o    made from a qualified funding asset within the meaning of Code section
     130(d)

PARTIAL EXCHANGE FROM A DEFERRED ANNUITY TO LONG-TERM CARE CONTRACT. The IRS confirmed in Notice 2011-68 that partial exchanges from a deferred annuity contract to a qualified long-term care insurance contract can qualify as tax-free exchanges under section 1035.

You are strongly urged to consult a competent tax advisor before entering into any transaction of this type.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.


                                28   PROSPECTUS

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-qualified deferred annuity contracts issued by Allstate Life (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. If no election is made or no U.S. taxpayer identification number is provided we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate Life is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8BEN at issue to certify the owners' foreign status. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


TAX QUALIFIED CONTRACTS
The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income from annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing an annuity as an IRA. Tax Qualified Contracts are contracts purchased as or in connection with:

o    Individual Retirement Annuities (IRAs) under Code Section 408(b);

o    Roth IRAs under Code Section 408A;

o    Simplified Employee Pension (SEP IRA) under Code Section 408(k);

o    Savings Incentive Match Plans for Employees (SIMPLE IRA) under Code
     Section 408(p);

o    Tax Sheltered Annuities under Code Section 403(b);

o    Corporate and Self Employed Pension and Profit Sharing Plans under Code
     Section 401; and

o State and Local Government and Tax-Exempt Organization Deferred Compensation Plans under Code Section 457.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements. If you use the Contract within an employer sponsored qualified retirement plan or TSA, the plan may impose different or additional conditions or limitations on withdrawals, waiver of charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if Qualified Plan and TSA limits on distributions and other conditions are not met. Please consult your Qualified Plan or TSA administrator for more information. Allstate Life no longer issues deferred annuities to employer sponsored qualified retirement plans. Allstate Life has currently suspended sales of deferred annuities to TSAs.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate Life can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. Allstate Life does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored qualified retirement plan.

Please refer to your Endorsement for IRAs or 403(b) plans, if applicable, for additional information on your death settlement options. In the case of certain Qualified Plans, the terms of the Qualified Plan Endorsement and the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same


                                29   PROSPECTUS
ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and generally all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

o    made on or after the date the Contract Owner attains age 59 1/2,

o    made to a beneficiary after the Contract Owner's death,

o    attributable to the Contract Owner being disabled, or

o made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, Tax Qualified Contracts (excluding Roth IRAs) require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Effective December 31, 2005, the IRS requires annuity contracts to include the actuarial present value of other benefits for purposes of calculating the required minimum distribution amount. These other benefits may include accumulation, income, or death benefits. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (E.G., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under Qualified Plans, such as in connection with a TSA or employer sponsored qualified retirement plan.

Allstate Life reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

o    made on or after the date the Contract Owner attains age 59 1/2,

o    made as a result of the Contract Owner's death or total disability,

o made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

o    made after separation from service after age 55 (does not apply to IRAs),

o    made pursuant to an IRS levy,

o    made for certain medical expenses,

o made to pay for health insurance premiums while unemployed (applies only for IRAs),

o    made for qualified higher education expenses (applies only for IRAs)

o made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs), and

o from an IRA made to individuals who (because of their being members of a reserve component) are ordered or called to active duty after September 11, 2001 for more than 179 days or for an indefinite period; and made during the period beginning on the date of the order or call on duty and ending at the close of the active duty period.

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the


                                30   PROSPECTUS
requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. Not all products may offer substantially equal periodic payment stream.

INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate Life is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. Since we cannot determine the taxable amount of distributions from a Roth IRA, we will not automatically withhold 10%. If you request withholding from a Roth IRA distribution, federal income tax will be withheld on the entire amount distributed. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate Life is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Tax Qualified Contracts, including TSAs but excluding IRAs, with the exception of:

o    required minimum distributions, or,

o a series of substantially equal periodic payments made over a period of at least 10 years, or,

o a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

o    hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate Life is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Allstate Life as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8BEN at issue to certify the owners' foreign status. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.

CHARITABLE IRA DISTRIBUTIONS. The Pension Protection Act of 2006 included a charitable giving incentive permitting tax-free IRA distributions for charitable purposes.

For distributions in tax years beginning after 2005 and before 2008, the Act provides an exclusion from gross income, up to $100,000, for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to a certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70 1/2. Distributions that are excluded from income under this provision are not taken into account in determining the individual's deduction, if any, for charitable contributions.

The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements for the new income tax exclusion added by the Pension Protection Act. As a result the general rules for reporting IRA distributions apply.

This provision is applicable through December 31, 2011, and will expire unless it is extended in the future by Congress.

INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408A permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the


                                31   PROSPECTUS
amount that can be contributed and on the time when distributions may commence.


Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions. An individual with adjusted gross income (AGI) of $100,000 or more won't be able to rollover amounts from an eligible retirement plan into a Roth IRA. Please note, however, that the $100,000 AGI limit will be eliminated for tax years beginning after December 31, 2009. Effective January 1, 2005, the IRS requires conversions of annuity contracts to include the actuarial present value of other benefits for purposes of valuing the taxable amount of the conversion.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL
IRAS). Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

If you have a contract issued as an IRA under Code Section 408(b) and request to change the ownership to an IRA custodian permitted under Section 408, we will treat a request to change ownership from an individual to a custodian as an indirect rollover. We will send a Form 1099R to report the distribution and the custodian should issue a Form 5498 for the contract value contribution.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant's surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the Contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

           (a) The Annuitant's surviving spouse is the sole beneficiary of the Individual Retirement Account;

           (b) The Annuitant's surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

           (c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse's election.

SIMPLIFIED EMPLOYEE PENSION IRA. Code Section 408(k) allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Code Section 408(p) allows eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

ANNUAL REPORTS AND OTHER DOCUMENTS
--------------------------------------------------------------------------------

Allstate Life Insurance Company ("Allstate Life") incorporates by reference into the prospectus its latest annual report on Form 10-K filed pursuant to
Section 13(a) or Section 15(d) of the Exchange Act and all other reports filed with the SEC under the Exchange Act since the end of the fiscal year covered by its latest annual report, including filings made on Form 10-Q and Form 8-K. In addition, all documents subsequently filed by Allstate Life pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. Allstate Life will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral


                                32   PROSPECTUS
request at no cost to the requester by writing to Allstate Life, P.O. Box 660191, Dallas, TX 75266-0191 or by calling 1-800-203-0068. Allstate Life files periodic reports as required under the Securities Exchange Act of 1934. The public may read and copy any materials that Allstate Life files with the SEC at the SEC's Public Reference Room at 100 F Street NE, Room 1580, Washington, DC 20549-0102. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov).

ANNUAL STATEMENTS
--------------------------------------------------------------------------------

At least once a year prior to the Payout Start Date, we will send you a statement containing information about your Contract Value. For more information, please contact your financial representative or call our customer support unit at 1-800-203-0068.

                                33   PROSPECTUS

APPENDIX A - DETERMINATION OF INTERIM VALUE INCLUDING CALCULATION OF FAIR VALUE INDEX
--------------------------------------------------------------------------------

   DETERMINATION OF INTERIM VALUE - NO WITHDRAWALS
                     ASSUMPTIONS
  Minimum Investment Performance Rate        -10%
  Maximum Investment Performance Rate        20%
  Purchase Payment                           100,000
  Issue Date                                 1/1/2011
  Investment Option Period                   10


                                                                           PASS-THROUGH   MATURITY
                        INDEX                   MATURITY                   OF             VALUE,
           INDEX        VALUE     INVESTMENT    VALUE,      1+INVESTMENT   INVESTMENT     AFTER PASS-
           VALUE,       AND       OPTION        BEGINNING   OPTION         OPTION         THROUGH OF
DATE       UNADJUSTED   MAXIMUM   PERFORMANCE   OF PERIOD   PERFORMANCE    PERFORMANCE    PERFORMANCE
1/1/2011   1,000        1,000     -             100,000     -              -              100,000
7/1/2011   1,050        1,050     5.0%          100,000     105.00%        5,000          105,000


EXAMPLE 1: (ASSUMES DECLINING INTEREST RATES)


                                                    ((1+FVI1)/
                                                    (1+FV2))^
                                       TIME         TIME
                                       REMAINING    REMAINING
                          FAIR VALUE   FOR          FOR
           FAIR VALUE     INDEX @      INVESTMENT   INVESTMENT   INTERIM      MAXIMUM   INTERIM
           INDEX @        CURRENT      OPTION       OPTION       VALUE,       INTERIM   VALUE,
DATE       ISSUE (FVI1)   (FVI2)       PERIOD       PERIOD       UNADJUSTED   VALUE     ADJUSTED
1/1/2011   7.00%          7.00%        10.0         1.00         100,000      120,000   100,000
7/1/2011   7.00%          5.00%         9.5         1.20         125,614      120,000   120,000


EXAMPLE 2: (ASSUMES INCREASING INTEREST RATES)


                                                    ((1+FVI1)/
                                                    (1+FV2))^
                                       TIME         TIME
                                       REMAINING    REMAINING
                          FAIR VALUE   FOR          FOR
           FAIR VALUE     INDEX @      INVESTMENT   INVESTMENT   INTERIM      MAXIMUM   INTERIM
           INDEX @        CURRENT      OPTION       OPTION       VALUE,       INTERIM   VALUE,
DATE       ISSUE (FVI1)   (FVI2)       PERIOD       PERIOD       UNADJUSTED   VALUE     ADJUSTED
1/1/2011   7.00%          7.00%        10.0         1.00         100,000      120,000   100,000
7/1/2011   7.00%          9.00%         9.5         0.84         88,061       120,000   88,061



                                 34  PROSPECTUS

APPENDIX B - DETERMINATION OF VALUES WITH WITHDRAWALS
--------------------------------------------------------------------------------

                                          SAMPLE 1   SAMPLE 2
Preferred Withdrawal Amount Percentage      10%        10%
Withdrawal Charge                           10%        10%

    DETERMINATION OF MATURITY VALUE AFTER ONE YEAR OF INVESTMENT PERFORMANCE


                                                                    SAMPLE 1                         SAMPLE 2
Purchase Payment                                        95,000                           95,000
Return of Premium (ROP) Death Proceeds                  95,000                           95,000
Investment Option Performance At Contract Anniversary   5.26%                            5.26%
Maturity Value At Contract Anniversary                  95,000 x (1 + 5.26%) = 100,000   95,000 x (1 + 5.26%) = 100,000

  DETERMINATION OF MATURITY VALUE, INTERIM VALUE, AND RETURN OF PREMIUM (ROP)
         DEATH PROCEEDS DURING YEAR OF PREFERRED WITHDRAWAL OF $10,000


                                                                                           SAMPLE 1
CALCULATE VALUES BEFORE PREFERRED WITHDRAWAL
Step 1: Investment Option Performance from Contract Anniversary to Withdrawal                5%
 Date
Step 2: Calculate the Maturity Value, Prior to Withdrawal                       100,000 x (1 + 5%) = 100,000
Step 3: Calculate the Interim Value, Prior to Withdrawal                                   90,000
Step 4: Previous ROP Death Proceeds, Prior to Withdrawal                                   95,000
Step 5: Total Withdrawal Amount                                                            10,000
Step 6: Calculate Preferred Withdrawal Amount                                      100,000 x 10% = 10,000
CALCULATE VALUES AFTER PREFERRED WITHDRAWAL
Step 7: Calculate Maturity Value After Preferred Withdrawal as Dollar Amount      105,000 - 10,000 = 95,000
Step 8: Calculate Maturity Value After Preferred Withdrawal, as a Percentage       95,000/105,000 = 90.48%
Step 9: Calculate Interim Value After Preferred Withdrawal as Dollar Amount       90,000 x 90.48% = 81,429
Step 10: Calculate ROP Death Proceeds After Preferred Withdrawal, as Dollar       95,000 x 90.48% = 85,952
 Amount



                                                                                           SAMPLE 2
CALCULATE VALUES BEFORE PREFERRED WITHDRAWAL
Step 1: Investment Option Performance from Contract Anniversary to Withdrawal                5%
 Date
Step 2: Calculate the Maturity Value, Prior to Withdrawal                       100,000 x (1 + 5%) = 100,000
Step 3: Calculate the Interim Value, Prior to Withdrawal                                   110,000
Step 4: Previous ROP Death Proceeds, Prior to Withdrawal                                   95,000
Step 5: Total Withdrawal Amount                                                            10,000
Step 6: Calculate Preferred Withdrawal Amount                                      100,000 x 10% = 10,000
CALCULATE VALUES AFTER PREFERRED WITHDRAWAL
Step 7: Calculate Maturity Value After Preferred Withdrawal as Dollar Amount      105,000 - 10,000 = 95,000
Step 8: Calculate Maturity Value After Preferred Withdrawal, as a Percentage       95,000/105,000 = 90.48%
Step 9: Calculate Interim Value After Preferred Withdrawal as Dollar Amount       110,000 x 90.48% = 99,524
Step 10: Calculate ROP Death Proceeds After Preferred Withdrawal, as Dollar       95,000 x 90.48% = 85,952
 Amount

          DETERMINATION OF MATURITY VALUE, INTERIM VALUE, AND RETURN
         OF PREMIUM DEATH PROCEEDS DURING YEAR OF WITHDRAWAL OF $20,000


$10,000 OF $20,000 IS THE PREFERRED WITHDRAWAL AMOUNT. SEE STEPS 1-10 ABOVE FOR
                                   DETAILS.
THE CALCULATION BELOW ADJUSTS VALUES FOR REMAINING $10,000 IN EXCESS OF
                          PREFERRED WTIHDRAWAL AMOUNT.


                                                                                                    SAMPLE 1
Step 11: Calculate the Amount of Gross Withdrawal in Excess of Preferred Withdrawal        20,000 - 10,000 = 10,000
 Amount
Step 12: Calculate the Interim Value After Excess of Preferred Withdrawal, as Dollar       81,429 - 10,000 = 71,429
 Amount
Step 13: Calculate the Interim Value After Excess of Preferred Withdrawal, as a Percentage  71,429/81,429 = 87.72%
Step 14: Calculate the Maturity Value After Excess of Preferred Withdrawal, as Dollar      95,000 x 87.72% = 83,333
 Amount
Step 15: Calculate the MGDB After Excess of Preferred Withdrawal, as Dollar Amount         85,952 x 87.72% = 75,397
Step 16: Calculate the Withdrawal Charge Applicable to Excess of Preferred Withdrawal        10,000 x 10% = 1,000
Step 17: Calculate the Proceeds That Will be Sent to the Customer                           20,000 - 1,000 = 19,000



                                                                                                    SAMPLE 2
Step 11: Calculate the Amount of Gross Withdrawal in Excess of Preferred Withdrawal        20,000 - 10,000 = 10,000
 Amount
Step 12: Calculate the Interim Value After Excess of Preferred Withdrawal, as Dollar       99,524 - 10,000 = 89,524
 Amount
Step 13: Calculate the Interim Value After Excess of Preferred Withdrawal, as a Percentage  89,524/79,524 = 89.95%
Step 14: Calculate the Maturity Value After Excess of Preferred Withdrawal, as Dollar      95,000 x 89.95% = 85,455
 Amount
Step 15: Calculate the MGDB After Excess of Preferred Withdrawal, as Dollar Amount         95,000 x 89.95% = 77,316
Step 16: Calculate the Withdrawal Charge Applicable to Excess of Preferred Withdrawal        10,000 x 10% = 1,000
Step 17: Calculate the Proceeds That Will be Sent to the Customer                           20,000 - 1,000 = 19,000


                                 35  PROSPECTUS

FIN1899-1